Filed by Kimball International, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Kimball International, Inc. Exchange Act File No.: 000-03279 Date: May 4, 2023 [The following correspondence was sent to Kimball International, Inc. non-manufacturing employees on May 4, 2023 with the Stronger Together newsletter attached and is being shared with manufacturing employees during team meetings.] From: KII Employee Communications Subject Line: From HNI: Stronger Together Newsletter, 3rd Edition Kimball International, As we continue to take steps toward finalizing HNI’s planned acquisition of Kimball International, we will continue to provide resources to help you stay informed throughout this process. We’re pleased to share the third edition of the attached Stronger Together newsletter. This communication is designed to share information about each of our companies and leadership, the integration planning process, and what’s next. Thank you for all you do!

MAY 4, 2023 HNI AND KIMBALL INTERNATIONAL TEAMS Welcome to the third edition of the Stronger Together newsletter. We are glad to hear that many of you have found the content of the first two newsletters useful. We remain committed to keeping you informed as we move towards completing the transaction. KEY HIGHLIGHTS Regulatory Progress As we progress through the required steps to complete the transaction, we want to share that we have successfully passed two important regulatory milestones. First, on April 21st, following a 30-day review required by the Hart-Scott-Rodino (HSR) Act, the Antitrust Division of the Department of Justice cleared the transaction. Second, the Securities and Exchange Commission approved the S-4, or definitive proxy, filing on April 21st. S-4 filings are comprehensive documents required by publicly traded companies to register material information related to acquisitions. With these approvals granted, Kimball International (KII) has set May 31st as the date of their special meeting during which KII shareholders will vote to approve the transaction. Completing the HSR and S-4 processes and setting the date of the special KII shareholder meeting brings us closer to uniting our two organizations. As a next step, KII employees who own shares will receive materials in the mail, including voting instructions, related to approving the transaction. The transaction remains subject to the approval of KII shareholders and other customary closing conditions. Integration Planning Latest Our integration activities continue to progress as we plan to bring together our companies and prepare for a smooth transition. Since kicking off two weeks ago, workstream teams within the Integration Management Office (IMO) have been formed, each focusing on a key functional area – Procurement, Logistics, Finance & Accounting, and IT, to name a few. Each workstream team includes representation from both HNI and KII. The teams have started meeting regularly to get to know each other and begin establishing their integration workplans and key milestones. In these early phases, the teams are focused on gathering the data and information they need to begin planning and prioritizing integration activities. As we move forward, the IMO will help drive transparency and alignment across the functions to enable a thoughtful, strategic approach to integration with you and our external stakeholders in mind. We are committed to keeping you updated as these activities progress. You can continue to expect timely and transparent information in this newsletter and from your leaders on key decisions and developments. Thank you for your focus on delivering great work and maintaining the values that will enable us to be stronger together.

STRONGER TOGETHER

GET TO KNOW
THE LEADERSHIP TEAM:

KOURTNEY SMITH & MARSHALL BRIDGES

In our second Q&A session with the leadership team, we catch up with Kimball International's Kourtney Smith, Chief Operating Officer, Workplace & Health, and HNI's Marshall Bridges, Chief Financial Officer and Senior Vice President, to get more insight into their backgrounds, thoughts on the combination, & life outside of work.

Kimball International

Kourtney:



Q

You have been at Kimball International since 1988. What attracted you to join the company and how has it changed over that time?

A

Although I've worked at Kimball International for many years, my initial connection with the company goes back even earlier than 1988, when I watched both my parents build their careers here. My father was a wood craftsman at one of the very first woodworking factories that was part of Kimball International - Jasper Furniture Corporation. My mother worked at Kimball Electronics, which was part of Kimball International until that business became a separate entity in 2014. Looking in from the outside then, I was drawn to the opportunity of career growth within a large company. The idea that I could work at one of the most respected companies in our area, experience different roles, and even travel the world was and remains extremely attractive to me. I also have an appreciation for how special it is for Kimball International to be a part of the small-town community of Jasper, IN, and being able to grow my career here has meant a lot to me.

One thing that those who have worked here for some time would likely say is that Kimball International is able to adapt and transform when marketplace changes happen. Our company started as a small woodworking factory and moved into building pianos, TV cabinets and broader electronics over the years as the market shifted. Even though our business has looked different as we've evolved, that ability to adapt and focus on growth has been a constant.

Q What do you find most exciting as you consider the prospect of joining HNI and Kimball International? What makes our two companies such a good fit? A I’m most excited that we’ll soon be a part of a larger entity, which provides more opportunity as we move forward and gives us a stronger platform for growth during a really important time for our industry. It’s been great to see that our product portfolios are complementary and will allow us to be a bigger player in the marketplace overall. Plus, there’s a comfort in our cultural similarities, even our Midwestern communication styles. We know there will be even more ways that we’ll be stronger together, and I’m looking forward to seeing that come to life in the near future. Q What are some of your favorite hobbies or activities that you enjoy doing outside of work? A I love spending time with family – my husband, Phil, our two adult children Ryan and Avery, and our mini Labradoodle, Ivy Jo. We are major college football fans and follow Western Kentucky University, the alma mater of both of our kids (Go, Hilltoppers!). We’re also fans of TCU and Liberty University. I take every chance I get to spend time outside, whether that’s gardening, exercising, or traveling. I’m a morning person and especially enjoy my favorite hour of the day – sunrise. It’s a great opportunity to set the tone for your day, practice gratitude, and reflect on all you can accomplish. Marshall: Q What about HNI attracted you to join in 2001 and what do you enjoy most about working here? A First, let me just say Kourtney had some awesome answers to these questions. I really enjoyed her background story (although I'm not sure what to think about her being a Hilltopper fan). On to my answers – In 2001, I was a former engineer (and boat captain, a story for another time) graduating with an MBA in finance. I was looking for a job where I could learn and make an impact. HNI (or HON Industries as we were called back then) had a strong reputation as being disciplined and well-run. It felt like a place where I could learn. My plan back then was to work at HNI for a couple years, soak up as much knowledge as possible, and move on to something else. That plan quickly changed when I experienced the people and the culture at HNI, which is what I most enjoy about the organization. I really appreciated the team atmosphere and continue to be impressed by how much our members care about the organization and tirelessly work to make it better. Q What do you find most exciting as you consider the prospect of joining HNI and Kimball International? What makes our two companies such a good fit? A Although the combination will create a compelling list of strategic advantages, I am most excited about our ability to grow together and redefine market leadership. I feel like we are both resourceful organizations and highly focused on what end customers need. I look forward to seeing the success we will drive together given our similar cultures and complementary capabilities. Q What are some of your favorite hobbies or activities that you enjoy doing outside of work? A I look forward to playing soccer and tennis most weeks. Like Kourtney, I enjoy spending time with my family and playing with our dog (she's an older, very sweet pit bull). And of course, I almost never miss a University of Tennessee football game (although I usually see them on TV these days). Go Vols.

FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about HNI’s, Kimball’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between HNI and Kimball (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HNI’s and Kimball’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Kimball; the outcome of any legal proceedings that may be instituted against HNI or Kimball; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Kimball operate; the ability to promptly and effectively integrate the businesses of HNI and Kimball; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Kimball’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on HNI’s or Kimball’s businesses, the ability to complete the Transaction or any of the other foregoing risks. These factors are not necessarily all of the factors that could cause HNI’s, Kimball’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Kimball’s or the combined company’s results. All forward-looking statements attributable to HNI, Kimball, or the combined company, or persons acting on HNI’s or Kimball’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and HNI and Kimball do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Kimball update one or more forward-looking statements, no inference should be drawn that HNI or Kimball will make additional updates with respect to those or other forward- looking statements. Further information regarding HNI, Kimball and factors which could affect the forward-looking statements contained herein can be found in HNI’s Registration Statement on Form S-4 filed on April 17, 2023, as amended on April 19, 2023, HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Kimball’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. NO OFFER OR SOLICITATION This communication is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the Transaction, HNI filed with the SEC a Registration Statement on Form S-4 on April 17, 2023 (as amended on April 19, 2023) to register the shares of HNI capital stock to be issued in connection with the Transaction. The Registration Statement was declared effective by the SEC on April 27, 2023. The Registration Statement includes a proxy statement of Kimball that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus was first mailed to the shareholders of Kimball on or about April 28, 2023, seeking their approval of the Transaction and other related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING HNI, KIMBALL, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Kimball through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Kimball at its website, www.kimballinternational.com. PARTICIPANTS IN THE SOLICITATION HNI, Kimball, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kimball in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Kimball and other persons who may be deemed to be participants in the solicitation of shareholders of Kimball in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about HNI, the directors and executive officers of HNI and their ownership of HNI common stock is also set forth in the definitive proxy statement for HNI’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 21, 2023, and other documents subsequently filed by HNI with the SEC. Additional information about Kimball, the directors and executive officers of Kimball and their ownership of Kimball common stock can also be found in Kimball’s definitive proxy statement in connection with the Special Meeting of Shareholders, as filed with the SEC on April 28, 2023 and Kimball’s definitive proxy statement in connection with its 2022 Annual Meeting of Shareholders, as filed with the SEC on September 7, 2022, and other documents subsequently filed by Kimball with the SEC. Free copies of these documents may be obtained as described above.